

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2023

Tanya Irizarry
Chief Financial Officer
GeneThera Inc.
3051 W. 105th Ave. #350251
Westminster, CO 80035

> **Re: GeneThera Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed April 14, 2022**
> **File No. 000-27237**

Dear Tanya Irizarry:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　Office of Life Sciences